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Exhibit Number (a)(4)
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FORM OF E-MAIL LETTER TO ELIGIBLE OPTION HOLDERS


          The Judge Group, Inc. Employee Stock Option Exchange Program

Dear Judge Option Holder:

I'm sure you are aware of the current economic environment and the volatility the stock markets have experienced over the past year and a half. Many of our employees hold stock options with an exercise price that substantially exceeds the current trading price of our stock. Our Board of Directors recognizes the role our options play in providing long-term reward for excellent performance. The Board also recognizes that many of these "underwater" stock options may not be providing the performance incentive that options should create for our employees. For that reason we have reviewed ways to provide you with the benefit of options that may have a greater potential to increase in value. As a result, we are announcing the our Employee Stock Option Exchange Program. This voluntary program generally allows our employees the opportunity to surrender existing outstanding options that have an exercise price of $2.10 or higher, and exchange them for new options, receiving one option share for every three option shares surrendered. We will grant the new options on the date of the first meeting of the Stock Option Committee of our Board of Directors held more than six months and one day after the date we cancel the options accepted for exchange, which we expect to be on or after August 29, 2002, with an exercise price equal to the closing market price of Judge stock on that date. The offer is being made under the terms and subject to the conditions of an Offer to Exchange and related documents that we will deliver to our employees who have been identified as eligible to participate in this program. A copy of the following will be delivered to your home in the next few days: a letter regarding the option exchange program; a detailed description of the offer entitled Offer to Exchange; an Election Form that you will need to complete and return; a Withdrawal Form that you will need to complete if you decide to withdraw any tendered options, and a Personnel Option Status Report showing your outstanding option grants. Please review carefully these materials when you receive them and direct any questions you may have to Amy Feldman, General Counsel, at 610-667-7700 or afeldman@judge.com. We continue to believe that our long-term opportunities for growth are excellent. We thank you for your continued commitment to Judge. We want to provide the best ways to reward our dedicated employees for focusing and delivering on these opportunities.


Sincerely,
Martin E. Judge, Jr.
Chief Executive Officer










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